Supplement Dated August 29, 2014
To the Product Prospectuses for:

ING LIFE INSURANCE AND ANNUITY COMPANY

Variable Life Account B of ING Life Insurance & Annuity Company

AetnaVest
AetnaVest II
AetnaVest Plus
AetnaVest Estate Protector
AetnaVest Estate Protector II
Corporate VUL
Corporate VUL II

The information in this supplement updates and amends certain information contained in the last product prospectus you received. Keep this supplement with your prospectus for reference.

IMPORTANT INFORMATION ABOUT THE COMPANY

ING Life Insurance and Annuity Company (the "Company," we," "our") issues life insurance policies that are funded by the above-referenced separate account, and is responsible for providing these benefits offered under the policies. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya^{TM}"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

In connection with Voya's rebranding efforts, the following changes are effective September 1, 2014:

• ING Life Insurance and Annuity Company will be renamed Voya Retirement Insurance and Annuity Company;
• Variable Life Account B of ING Life Insurance & Annuity Company will be renamed Variable Life Account B of Voya Retirement Insurance & Annuity Company.

In general, all other references to the name ING will be replaced with the name Voya with the exception of ING Groep N.V., which will remain unchanged.